                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                            THOUSAND TRAILS, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                 917326-10-0
                                (CUSIP Number)

                            JEFFREY B. COBB, ESQ.
                             COBB & EISENBERG LLC
                        TWO GREENWICH PLAZA, SUITE 100
                             GREENWICH, CT 06830
                                (203) 622-7600
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                               NOVEMBER 6, 1996
           (Date of Event which Requires Filing of this Statement)

                           If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                           Check the following box if a fee is being paid with
the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                                              Page 1 of 10 pages
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CUSIP NO. 917326-10-0                        PAGE  2  OF   10  PAGES
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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Carl Marks Strategic Investments, L.P.

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS*

                              WC
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(E)                                   / /

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware
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                            7    SOLE VOTING POWER

       NUMBER OF                                   2,326,900 shares**
                         -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                   -0-
                         -------------------------------------------------------
          EACH              9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                    2,326,900 shares**
                         -------------------------------------------------------
          WITH             10    SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              2,326,900 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              30.7%
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    14      TYPE OF REPORTING PERSON*
                              PN
--------------------------------------------------------------------------------

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CUSIP NO. 917326-10-0                        PAGE  3  OF   10  PAGES
         ------------                             ---    ------
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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Carl Marks Strategic Investments II, L.P.

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS*

                              WC
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(E)                                   / /

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware
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                            7    SOLE VOTING POWER

       NUMBER OF                                   510, 926 shares**
                         -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                   -0-
                         -------------------------------------------------------
          EACH              9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                    510,926 shares**
                         -------------------------------------------------------
          WITH             10    SHARED DISPOSITIVE POWER

                                                   -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              510,926 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              6.9 %
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    14      TYPE OF REPORTING PERSON*
                              PN
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
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CUSIP NO. 917326-10-0                        PAGE  4  OF   10  PAGES
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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Carl Marks Management Company, L.P.

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS*

                              AF
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(E)                                   / /

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware
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                            7    SOLE VOTING POWER

       NUMBER OF                                   2,837,826 shares**
                         -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
         OWNED                                     -0-
                         -------------------------------------------------------
           BY               9    SOLE DISPOSITIVE POWER
          EACH
       REPORTING                                   2,837,826 shares**
                         -------------------------------------------------------
         AGENCY            10    SHARED DISPOSITIVE POWER

                                                   -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              2,837,826 shares**
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              37.4%
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    14      TYPE OF REPORTING PERSON*
                              PN
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
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CUSIP NO. 917326-10-0                        PAGE  5  OF   10  PAGES
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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Andrew M. Boas

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS*

                              AF
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(E)                                   / /

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                              U.S.A.
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                            7    SOLE VOTING POWER

       NUMBER OF                                     31,569 shares
                         -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
         OWNED                                       3,157,399 shares**
                         -------------------------------------------------------
        BY EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      31,569 shares
                         -------------------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                                     3,157,399 shares**
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              3,188,968 shares**
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              42.0%
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    14       TYPE OF REPORTING PERSON*

                              IN
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
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CUSIP NO. 917326-10-0                        PAGE  6  OF   10  PAGES
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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Robert C. Ruocco

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS*

                              AF
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(E)                                   / /

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                              U.S.A.
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                            7    SOLE VOTING POWER

        NUMBER OF
                         -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
         OWNED                               3,154,811 shares**
                         -------------------------------------------------------
           BY               9    SOLE DISPOSITIVE POWER
          EACH
        REPORTING
                         -------------------------------------------------------
         AGENCY            10    SHARED DISPOSITIVE POWER

                                             3,154,811 shares**
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              3,154,811 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              41.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                              IN
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
ITEM 1.  SECURITY AND ISSUER

                  This Amendment No. 6 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Thousand
Trails, Inc. (formerly USTrails Inc.), a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234.

                  This Amendment to Schedule 13D is being filed pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). This Amendment further amends (and restates in full) a Schedule 13D, dated January 9, 1992, as previously amended by Amendment No. 1, dated February 7, 1992, Amendment No. 2, dated November 7, 1992, Amendment No. 3, dated March 9, 1993, Amendment No. 4, dated June 30, 1994, and Amendment No. 5, dated August 12, 1996 (the "Original
Schedule 13D").

                  Except as amended hereby, the responses in the Original
Schedule 13D remain unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) As of December 1, 1996, Whitman ceased to be a general partner of the General Partner and an executive officer of the Manager. As Whitman accordingly may no longer be deemed to own beneficially the shares of Common Stock owned beneficially by the General Partner or the Manager, he has ceased to be a Reporting Person as of such date.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The total consideration utilized by an Account to report an additional 158, 395 shares of Common Stock reported as acquired herein was $188,119 in cash, the source of which was its investment capital.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date hereof, Partnership I owned beneficially 2,326,900 shares of Common Stock (including 194,521 shares issuable upon exercise of certain warrants), constituting




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
approximately 30.7% of the outstanding shares. In its capacity as general partner of the Partnership, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas and Ruocco.

                  As of the date hereof, Partnership II owned beneficially 510,926 shares of Common Stock, constituting approximately 6.9% of the outstanding shares. In its capacity as general partner of Partnership II, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas and Ruocco.

                  As of the date hereof, an Account owned beneficially 316,985 shares of Common Stock, constituting approximately 4.3% of the outstanding shares, which shares may be deemed also owned beneficially by the Manager in its capacity as investment manager for the Account and, in their capacity as executive officers of the Manager, by Messrs. Boas and Ruocco.

                  As of the date hereof, Mr. Boas owned beneficially directly 31,569 shares of Common Stock, including 20,000 shares issuable upon the exercise of certain stock options, and the Boas Trusts owned beneficially 2,588 shares of Common Stock, together constituting approximately 0.3% of the outstanding shares.

                  By reason of the foregoing (and ownership previously reported in the Original Schedule 13D), as of the date hereof the Reporting Persons owned beneficially the following respective aggregate amounts and approximate percentages of the outstanding shares of Common Stock: (i) Partnership I, 2,326,900 shares (30.7%); (ii) Partnership II, 510,926 shares (6.9%); (iii) the
General Partner, 2,837,826 shares (37.4%); (iv) Mr. Boas, 3,188, 968 shares (42.0%); and (v) Mr. Ruocco, 3,154,811 shares (41.6%).

                  (b) The General Partner, in its capacity as general partner of the Partnerships, may be deemed to have the power to vote or to dispose of the 2,326,900 shares of Common Stock owned by Partnership I and the 510,926 shares of Common Stock owned by Partnership II.

                  The Manager, in its capacity as investment manager to the Account, may be deemed to have the power to vote or to dispose of the 316,985 shares owned by the Account.

                  (c) On October 21, 1996, the Account purchased 127,345 shares of Common Stock, in an open market transaction, at a price of $1.1875 per share, net, which transaction settled on November 6, 1996. On October 30, 1996, the Account purchased 31,050 shares of Common Stock in an open market transaction at a price of $1.1875 per share, net. On October 30, 1996, a Fund sold 31,050 shares of Common Stock at $1.1875 per share, net.

                  On November 19,1996, Boas as a director of the Company, was granted stock options by the Company to purchase 10,000 shares of Common Stock at an exercise price of $1.08 per share.

                  Except as aforesaid, no transactions in the Common Stock were effected by any of the Reporting Persons within the past sixty (60) days.



                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 20, 1996



                                       CARL MARKS STRATEGIC INVESTMENTS, L.P.
                                       By: Carl Marks Management Company, L.P.,
                                             General Partner


                                       By: /s/ Robert C. Ruocco
                                           ------------------------------------
                                           ROBERT C. RUOCCO, a General Partner


                                       CARL MARKS STRATEGIC INVESTMENTS II, L.P.
                                       By: Carl Marks Management Company, L.P.,
                                             General Partner


                                       By: /s/ Robert C. Ruocco
                                           ------------------------------------
                                           ROBERT C. RUOCCO, a General Partner


                                       CARL MARKS MANAGEMENT COMPANY, L.P.


                                       By:  /s/ Robert C. Ruocco
                                           ------------------------------------
                                           ROBERT C. RUOCCO, a General Partner

                                            /s/ Andrew M. Boas
                                           ------------------------------------
                                                ANDREW M. BOAS


                                            /s/ Robert C. Ruocco
                                           ------------------------------------
                                                ROBERT C. RUOCCO



                                      -9-